

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

January 27, 2016

<u>Via E-mail</u>
W. Anderson Bishop
Chief Financial Officer
Hallador Energy Company
1660 Lincoln Street, Suite 2700
Denver, CO 80264

**Re: Hallador Energy Company
        Form 10-K for the Year Ended December 31, 2014
        Filed March 6, 2015
        File No. 001-34743**

Dear Mr. Bishop:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/Tia L. Jenkins

                            Tia L. Jenkins
                            Senior Assistant Chief Accountant
                            Office of Beverages, Apparel, and
                            Mining